                                                                                              VITACIG, INC.

                                                                                                                      800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

                                                                                                                                                              (425) 462-4219

September 29, 2014

Via Edgar

Re: VitaCig, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 25, 2014

File No. 333-195397

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated September 8, 2014 concerning VitaCig, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

The Distribution, page 16

1.      Please revise to clarify here that mCig, Inc. is distributing the 270,135,000 shares of VitaCig, Inc. common stock to the mCig, Inc. shareholders in the spin-off and that mCig, Inc. is an underwriter, as both indicated on the cover page. As such, please also remove the reference here that the common stock is to be resold by VitaCig, Inc. Shareholders.

We have noted your suggestion and updated this section to include the appropriate clarification. As a result, the updated table on page 16, titled “The Distribution,” includes the following:

VitaCig, Inc. Common Stock to be distributed to the mCig, Inc. shareholders in the spin-off. mCig, Inc. will serve as an underwriter within the meaning of the Securities Act of 1933 in connection with the distribution	270,135,000
Common Stock outstanding before the distribution	500,135,000
Common Stock outstanding after the distribution (maximum)	500,135,000

Capitalization, page 18

2.      Typically, “cash and cash equivalents” is the only asset presented in the capitalization table. Please revise accordingly.

We have noted your suggestion and updated our capitalization table to include cash and cash equivalents as the only asset. See page 18 of the S-1 for the updated table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of operations, page 25

3.      Please revise the caption of “Total revenue,” which appears to relate to gross profit, from your tabular presentation of operating results on page 25.

We have noted your suggestion and updated this section to include the appropriate clarification.

Financial Statements

Balance Sheet, page F-2

4. Given the response to prior comment 9 in which you state that you do not offer any products on collection and instead require payment at the time of sale, as well as the revised disclosure in regard to revenue recognition in conjunction with this response, please explain to us what “accounts receivable” represents in your circumstances and how it arises.

Through the end of August 2014, VitaCig, Inc. was required by its vendor tasked with the collection of all online credit card payments to have 10% of all receipts withheld for 6 months, to form a balance that most closely mirrors a reserve. This was required of VitaCig, Inc. as they were in the highest risk industry and at the time, had a relatively short track record, as the product did not launch until April 2014. As a result, in addition to the standard fee that VitaCig was charged for each individual transaction (these fees are assessed based on the particular credit card used by the customer), an additional 10% would be withheld from each transaction and maintained in a reserve for 6 months from the date of the transaction. As a result, for the most recent period as of July 31, 2014, the accounts receivable balance went up in the amount of $7,740.37 (based on current period sales in the amount of $77,403.70.)

Once again we would like to note that this requirement was the direct result of VitaCig being in a risky industry, in addition to having a product on the market with a short track record. However in August 2014, VitaCig’s related Company, mCig, Inc. was approved by a new vendor for improved rates and most importantly, enough track record to satisfy their risk aversion, and in-turn forego to 10% withholding requirement. This was especially essential for VitaCig, since having such a large chunk of sales withheld really stumped the Companies growth. When mCig, Inc. reached the milestone of having its product on the market for a full fiscal year, VitaCig was allowed to piggyback the terms offered to mCig, Inc. by the vendor.  As a result, management doesn’t anticipate an accounts receivable balance as of the next fiscal quarter (as of October 31, 2014), specifically since the Company’s accounts receivable balance as of September 14, 2014 was at $0.

As a result of this question, we have updated the Summary of Significant Accounting Policies “Accounts Receivable” section to include the following:

Accounts receivable, strictly from its vendor tasked with accepting all credit card payments for purchases from its customers, are reported at the amount withheld (10% of all credit card purchases, for the period of six months.) Due to the nature of these funds (this requirement was put in-place by the vendor due to the high risk nature of the industry that the Company operates in, as well as the risks associated with launching of a brand new product), the Company expects these receivables to be fully collectible and therefore has not estimated an allowance for doubtful accounts for the period. The Company did not report any accounts receivable from any of its retail customers. The Company doesn’t anticipate an accounts receivable balance going forward, since they switched to a new vendor during the next fiscal quarter that no longer requires a withholding on any of the credit card purchases.

5.      Please disclose the basis for “deferred revenue,” that is, discuss what it represents in your circumstances, how it arises and how it is recognized as revenue.

For VitaCig, Inc., “deferred revenue” was more of a management oversight and a direct result of poor planning, rather than a form of revenue that the Company expects to experience in future periods, as it represents funds that the Company collected, however failed to send to its customers prior to the fiscal year end date (as of April 30, 2014.)

This is directly attributed to the vast amount of exposure that VitaCig received in the month of April 2014, directly related to the various appearances on tv channels such as CNBC, during this month. Right after these appearances, daily revenues for VitaCig, Inc. would jump up as much as 2,500% (from an average of approximately $1,000 per day to as much as $25,000 per day.) As a result of this unforeseen increase in demand, combined with a new, untested product, management entered uncharted territory with VitaCig. Since VitaCig had no exact knowledge for the potential demand of its products, and the only precedent to go by based on the launch of mCig, Inc. products, management played it safe by only ordering the very minimum amount necessary from its vendor in China to ensure that they received its products at a profitable price. Furthermore, even though VitaCig’s products are produced by the same factory as mCig’s products, management was unable to properly realize that it would take the factory a lot longer to fill an order for VitaCig’s as opposed to mCig’s. As a result (and even though mCig, Inc. faced the same shortfalls as VitaCig during this unprecedented increase in demand), as of April 30, 2014, a substantial number of its customers were waiting on their orders, which at that time were still in-transit from China to United States. As a result, all of these funds collected from customers before April 30, 2014 for orders that were not yet fulfilled as of April 30, 2014 (since they had not come in, and were in-transit) were recognized as deferred revenue as of the fiscal year end date.

With the previous being the case, management instituted several controls to ensure that the previous was just an anomaly (since management is well aware that customers expect to receive their product in a timely, as advertised manner.) As a result, management re-evaluates its inventory balance on a bi-weekly basis, and re-orders early enough to ensure that all orders are filled within the 24-48 hours that the Company promises to its customers. Management is glad to report that during the entire next fiscal quarter ending July 31, 2014, no deferred revenue was booked by the Company, as management was able to properly stock its inventory to ensure that all of the orders were filled within 48 hours after receiving the payment from the customer. Even though this might be just as much attributed to the exposure received during the month of April, which VitaCig failed to achieve in the months since, as sales went back down to its previous levels. However, if for any reason VitaCig is able to unexpectedly significantly increase the demand on its product, management believes that all orders will be filled in a timely manner.

Notes to Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

6.      Please clarify what you mean by “having the actual sales almost equal the revenue collected and recognized” in the second paragraph under this heading on page F-7.

What management is trying to say through “having the actual sales almost equal the revenue collected and recognized” is that whenever they dissect the Company’s Profit and Loss and the Company’s balance sheet, based on its orders being shipped for the most part within 24-48 hours, and as a result, recognized on its General Ledger immediately after shipment, the Company has a snapshot of its actual results and progress on a daily basis. Now the only difference will come in when orders are processed after this 24 – 48  hour window, as was the case in April when the Company experienced unprecedented demand and as a result had a significant number of orders that were left unfulfilled for as long as three weeks. However, as explained above, this was an issue that was quickly corrected by management. Otherwise, except for the aforementioned orders that were left unfulfilled for this extended amount of time; as well as the orders that were paid for, however, not yet filled within the normal 24-48 hour fulfillment window; and lastly the 10% of all customer credit card purchases that are withheld by the Company’s vendor tasked with the collection of all credit card payments, the amount reported for revenues per the Company’s bank agrees to the total recognized revenues per the General Ledger, on any given day.

7.      It appears from your disclosure on revenue recognition that sales directly to consumers and through the WDR program are conducted solely online. Please confirm that this is true. If not true, please revise your disclosure to address your revenue recognition for non-online sales and to whom such sales are made.

Through July 31, 2014, sales by VitaCig directly to its consumers and wholesale (WDR) program participants were conducted solely online. As described in detail per our disclosure on revenue recognition, most of these purchases were paid for by these consumers with a credit card through a third party agent. On rare occasions, some consumers paid via a direct wire transfer or with a personal check, cash or money order. For the WDR program, wholesale distributors and re-sellers would contact our sales team through our website, to work out a wholesale rate, based solely on the number of units ordered. Once a specific rate was determined between VitaCig and the WDR program participant, the steps necessary to finalize the transaction mirrors that of our direct consumers. The distributor would place the order online in the same fashion as the direct consumer, and pay for the order with a credit card through our third party agent, or in rare circumstances through a direct wire transfer or with a personal check, cash or money order. As previously mentioned in our disclosure on revenue recognition, WDR program participants are not offered products on consignment at the present time. Furthermore, due to the nature of the product, returns of products are not accepted from neither our direct consumers nor from our WDR program participants.

The Company hereby acknowledges:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Mark Linkhorst

Mark Linkhorst

Chief Executive Officer